NEWS RELEASE

BROOKFIELD PROPERTIES CORPORATION
RENEWS NORMAL COURSE ISSUER BID

New York, September 13, 2004 # (BPO: NYSE/TSX) Brookfield Properties Corporation announced today that the Toronto Stock Exchange accepted a notice filed by Brookfield of its intention to renew its existing normal course issuer bid for a further one year period. Brookfield stated that at times its common shares trade in price ranges that do not fully reflect their value. As a result, from time to time, acquiring common shares represents an attractive and a desirable use of available funds.

The notice provides that Brookfield may, during the twelve month period commencing September 15, 2004 and ending September 14, 2005, purchase on the Toronto Stock Exchange and the New York Stock Exchange up to 7,792,209 common shares, representing approximately 5% of the issued and outstanding common shares of the company. At September 8, 2004, there were 155,844,182 common shares issued and outstanding and 77,756,169 common shares in the public float. In addition, Brookfield has 6,312,000 Class A redeemable voting shares outstanding. The price to be paid for the shares will be the market price at the time of purchase. The actual number of shares to be purchased and the timing of such purchases will be determined by Brookfield, and all shares will be purchased on the open market or such other means as approved by the Toronto Stock Exchange and the New York Stock Exchange. All shares purchased by Brookfield under this bid will be promptly cancelled.

As at September 8, 2004, Brookfield acquired 1,613,200 common shares at an average price of $27.95 per share under its existing normal course issuer bid which commenced on September 15, 2003 and ends on September 14, 2004.

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Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 47 commercial properties and development sites totaling 45 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.

Investor and media inquiries should be directed to Melissa Coley, Vice President, Investor Relations & Communications, at (212) 417-7215, or mcoley@brookfieldproperties.com.

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Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.